Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

September 16, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall

Mr. Kevin Dougherty

Mr. Timothy S. Levenberg

Re:	Offshore Group Investment Limited

Amendment to No. 1 to Registration Statement on Form S-4

Filed July 27, 2011

File No. 333-174851

Dear Messrs. Schwall, Dougherty and Levenberg:

This letter is in response to your letter dated August 18, 2011, to Offshore Group Investment Limited (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced filing. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form S-4/A filed July 27, 2011

Incorporation by reference, page 111

1.	Comment. We note that Vantage Drilling Company has subsequently filed a number of Exchange Act reports. Therefore, please file an amendment that specifically incorporates all Exchange Act reports filed prior to the effective date of the pending Form S-4 pursuant to Section 13(a) or 15(d) of the Exchange Act. See Item 11 of Form S-4 and Quest and Answer 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Securities Act Forms.

Response. The Company has revised the registration statement to incorporate by reference all Exchange Act reports that it has filed pursuant to Section 13(a) or 15(d) of the Exchange Act prior to the date of filing this amendment.

U.S. Securities & Exchange Commission

September 16, 2011

Exhibits

3.	Comment. Please file an updated consent of your independent accountant.

Response. The Company has filed an updated consent with this amendment to the registration statement.

Opinions of Counsel

4.	Comment. We note that you have filed new and revised opinions as exhibits 5.1 through 5.6. Please obtain and file as exhibits new or revised legality opinions that address each of the following comments.

Response. The Company has obtained and filed revised legality opinions that address each of the following comments.

5.	Comment. Ensure that counsel in each case makes responsive changes and addresses areas of common application even in cases where the comment is addressed to an opinion rendered by one of the other counsel. This will minimize the likelihood that we will need to repeat similar comments. Also, please provide precisely marked opinions that show in each case any additions or deletions, as such marking will expedite the staff’s review.

Response. Please see the response to the previous comment. The Company will supplementally provide the Staff with marked opinions that show the revisions from the opinions previously filed.

6.	Comment. As noted with greater specificity in several of the following comments, counsel must not suggest that its opinion is “only” or “solely” for the company or its board of directors, as such a limitation on reliance is not acceptable. For example, all sellers, potential sellers, purchasers, and potential purchasers of the securities are entitled to rely on the opinion. Please obtain revised opinions as necessary.

Response. The Company has obtained and filed revised legality opinions in response to this comment.

Exhibit 5.1

7.

Comment. Counsel indicates that it “relied solely on the opinions” of named counsel, but none of the other opinions appears to be addressed to Porter Hedges LLP nor to consent to its use for that purpose. Also, after Porter Hedges indicates in the penultimate paragraph that it is “expressing no opinion as the effect of the laws” of other jurisdictions,

U.S. Securities & Exchange Commission

September 16, 2011

counsel should revise to make clear that the sentence which follows provides an exception to the non-opinion limitations.

Response. The Company has obtained and filed revised legality opinions in response to this comment.

Exhibit 5.2

8.	Comment: The first paragraph of the opinion letter appears to omit from the definition of “Guarantors” and “Companies” two of the Cayman Islands entities listed in Schedule I of Exhibit 5.1. Please obtain an opinion which covers all pertinent Cayman Islands entities.

Response. The Company has obtained and filed revised legality opinions in response to this comment.

9.	Comment. Despite referring to “annexed” copies of officer certificates in Section 1.15, it does not appear that such materials were included with the version of the exhibit as filed via EDGAR. You generally must file complete versions of all exhibits, which include any annexes or attachments.

Response. The reference to “annexed” copies of officer certificates in Section 1.15 has been deleted and a revised legality opinion has been filed.

10.	Comment. Counsel suggests in the last paragraph that the opinion “is addressed to and is for the benefit solely of the addressees and may not be relied upon by, or disclosed to, any other person….” Please refer to comment six of this comment letter, and obtain a revised opinion that does not include unacceptable reliance limitations.

Response. The Company has obtained and filed revised legality opinions in response to this comment.

Exhibit 5.3

11.	Comment. In the last two paragraphs, counsel provides conflicting language regarding those who are entitled to rely upon its opinion. Moreover, the reader should not need to ascertain whether it falls within the category of those “persons entitled to rely upon it pursuant to the applicable provisions, etc.” Please obtain a revised opinion of counsel which eliminates any ambiguity in that regard. Refer also to comment six of this letter.

U.S. Securities & Exchange Commission

September 16, 2011

Response. The Company has obtained and filed revised legality opinions in response to this comment.

Exhibit 5.4

12.	Comment. In the penultimate paragraph, counsel states that “legal concepts are described in English terms….” In the revised opinion you obtain and file, please ensure that if it remains in the opinion, the term “actio pauliana” is defined in context.

Response. The Company has obtained and filed revised legality opinions in response to this comment and the term “actio pauliana” is defined in context.

13.	Comment. Obtain a revised opinion which does not retain the word “solely” in the last paragraph. Please refer to comment six of this letter.

Response. The Company has obtained and filed revised legality opinions in response to this comment.

Exhibit 5.5

14.	Comment. Please obtain and file an opinion that makes clear to whom it is addressed. Also make sure that counsel makes clear by use of a conformed signature or otherwise that the letter has in fact been signed.

Response. The Company has obtained and filed revised legality opinions in response to this comment and included a conformed signature.

15.	Comment. Obtain a revised opinion which does not retain the word “solely” in the last paragraph. Please refer to comment six of this letter.

Response. The Company has obtained and filed revised legality opinions in response to this comment.

U.S. Securities & Exchange Commission

September 16, 2011

Exhibit 5.6

17.	Comment. Please obtain an opinion which does not include the impermissible limitations on reliance which currently appear in the antepenultimate paragraph. Refer to comment six of this letter. Also, ensure that the opinion you file does not include a conditional consent, such as “if and to the extent that the [RRS] requires an opinion to be exhibited.”

Response. The Company has obtained and filed revised legality opinions in response to this comment.

18.	Comment. Please make sure that counsel makes clear by use of a conformed signature or otherwise that the letter has in fact been signed.

Response. The Company has obtained and filed revised legality opinions in response to this comment and included a conformed signature.

Exhibit 99.1

19.	Comment. Please further revise the document to address prior comment 10 from our letter to you dated July 8, 2011. For example, the sixth paragraph on page 4 still requires those signing to indicate that they “understand” the information provided.

Response. The Company has revised the letter of transmittal in response to this comment.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown

Bryan K. Brown

cc:	Mark Howell

Vantage Drilling Company